UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☑                 Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 13, 2023, Kazia Therapeutics Limited (the “Company”) received a letter from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) confirming the Company has regained compliance with Nasdaq’s minimum bid price requirement under Listing Rule 5550(a)(2). The Company previously received notification on December 9, 2022, that its American Depository Shares (ADSs) were not in compliance with Nasdaq’s minimum bid price requirement, having closed at a price below US$ 1.00 per share for thirty consecutive business days. In the letter received on April 13, 2023, the Staff determined that, during the ten consecutive business days from March 29, 2023 to April 12, 2023, the closing bid price of the company’s ADSs has been at $1.00 per share or greater and accordingly, the Company has regained compliance with Listing Rule 5550(a)(2). The Company also issued an ASX announcement titled, “Kazia Regains Compliance with Nasdaq Minimum Bid Price Requirement.” A copy of this release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1, into the Company’s registration statement on Form F-3 (File No. 333-259224).

EXHIBIT LIST

Exhibit	Description

99.1	ASX Announcement of Kazia Therapeutics Limited dated April 14, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ Karen Krumeich
Karen Krumeich
Chief Financial Officer

Date: 14 April 2023